Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Sempra Energy (SRE)
Name of persons relying on exemption: As You Sow and Calvert Research and Management
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not requir1ed of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Sempra Energy (SRE)
Vote Yes: Item #5 – Shareholder Proposal on Climate Aligned Lobbying

Annual Meeting: May 14,2021

CONTACTS:

Lila Holzman | lholzman@asyousow.org

Kimberly Stokes | kstokes@calvert.com

THE RESOLUTION

RESOLVED:  Shareholders request the Board of Directors evaluate and issue a report (at reasonable cost, omitting proprietary information) describing if, and how, Sempra’s lobbying activities (direct and through trade associations) align with the Paris Agreement’s goal to limit temperature rise to 1.5 degrees and how Sempra plans to mitigate risks presented by any misalignment.

SUMMARY

Investor focus on corporate lobbying has grown considerably in recent years as companies face serious backlash for lobbying and political spending related to dangerous societal problems such as climate change, which is projected to cause trillions in damages if left unaddressed.1,2 Investors representing $6.5 trillion in assets under management (AUM) wrote letters in 20193 and 20204 calling on U.S. companies to align climate lobbying with the Paris Agreement’s goals. The world’s largest asset manager, BlackRock, has stated it is looking for companies to align lobbying activities with public statements on climate change.5 The investor coalition Climate Action 100+ (CA100+), representing $52 trillion in AUM, published expectations that companies have a “Paris-Agreement-aligned climate lobbying position and all of [their] direct lobbying activities are aligned with this”; that companies have “Paris-Agreement-aligned lobbying expectation for [their] trade associations”; and that companies have a “process to ensure [their] trade associations lobby in accordance with the Paris Agreement.”6

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1 https://www.nature.com/articles/s41467-020-18797-8/

2 https://www.nature.com/articles/d41586-018-05219-5

3 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

4 https://www.ceres.org/news-center/press-releases/major-us-investors-call-largest-corporate-emitters-disclose-how-their

5 https://www.reuters.com/article/us-climate-change-blackrock/top-investor-blackrock-to-expand-climate-talks-with-companies-in-2021-idUSKBN28K0EM

6 https://www.climateaction100.org/wp-content/uploads/2020/12/Net-Zero-Benchmark-Indicators-12.15.20.pdf, p.3

2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

To avoid catastrophic climate change and achieve the Paris Climate Agreement goal of limiting global warming to 1.5 degrees Celsius, the consensus of climate experts is that gas production, like oil and coal production, must phase down over the next several decades.7,8,9 In response, policy and regulation is being introduced at state and local levels designed to reduce gas use and align with the Paris goal, indicating that a transition from natural gas transition has begun.

Sempra claims it supports climate goals, yet continues to lobby for policies that promote natural gas and against policies that promote climate solutions, in clear opposition of the Paris goals. While Southern California Gas (SoCalGas), a subsidiary of Sempra, has announced a net-zero target, Sempra has also disclosed that it has plans to grow its natural gas footprint, acknowledging that “this activity will significantly increase [the] company’s emissions . . . ”10 In recent years, Sempra has received widespread negative press and scrutiny over its effort to block climate-related policy in California, including a recommended financial penalty for hundreds of millions of dollars.11 Such controversy and risk exposure merits further attention.

Sempra’s disclosures do not enable investors to understand how its specific lobbying and advocacy activities, especially in support of natural gas use, do or do not align with Paris goals and global efforts to transition to net-zero greenhouse gas emissions (GHG) by 2050 or earlier. Additionally, current disclosures do not enable investors to adequately understand how Sempra mitigates growing risks in instances of apparent misalignment. To date, the Company has only produced misleading, high-level statements asserting its lobbying is aligned with climate science, with limited evaluation of how to mitigate risks from misalignment with trade associations.

Shareowners concerned with mounting climate-related risk exposures at the Company, as well as preventing the systemic risks associated with a rapidly warming planet, seek to understand if and how Sempra Energy’s lobbying activities, directly and indirectly through trade associations, support the Paris Agreement’s goal and how the Company mitigates risks presented by misalignment.

The current Proposal offers shareholders the opportunity to understand and weigh in on this critical matter.

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7 As reflected in Intergovernmental Panel on Climate Change (“IPCC”) research and the UN Environmental Programme 2019 Report, The Production Gap.

8 Research has found that continued expansion of gas infrastructure risks locking in a much higher gas trajectory than is consistent with a 1.5° C or 2° C future. The Production Gap: 2019 Report. UN Environmental Programme. Page 18, Box 2.2 Gas as transition fuel? https://wedocs.unep.org/bitstream/handle/20.500.11822/30822/PGR19.pdf?sequence=1&isAllowed=y

9 https://www.eia.gov/tools/faqs/faq.php?id=73&t=11; and https://science.sciencemag.org/content/361/6398/186

10 https://www.sempra.com/sites/default/files/content/files/node-media-document/2019/2019-sempra-corporate-sustainability-report.pdf, p.36

11 https://www.latimes.com/environment/story/2020-11-06/southern-california-gas-company-climate-fine-recommended

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2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

RATIONALE FOR A YES VOTE

1)	Sempra Energy’s current direct lobbying activities increase risk to the global climate and investor portfolios. Directly lobbying against climate legislation designed to decarbonize the economy works against cost-effectively transitioning to a net-zero economy by midcentury. Anti-climate lobbying actions thus contribute to increasing economic damages to the global economy and subsequent value-destruction to investor portfolios. Continually, Sempra has been publicly documented lobbying directly against pro-climate efforts and for anti-climate efforts, exposing the company to both regulatory and reputational risk.[12]

2)	Sempra does not provide shareholders with sufficient analysis and disclosure as to whether or how its direct and indirect lobbying activities align with the Paris Agreement, and how it plans on mitigating misalignment risks. Sempra provides cherry-picked examples of how its direct lobbying activities support climate goals and leaves out discussion of examples where its lobbying does not support or is intended to block climate policies. By excluding high-profile, controversial examples of misaligned lobbying, Sempra’s reporting falls short and is not useful. Similarly, the Company provides a limited response regarding how it mitigates risks of misalignment with its trade associations. The Company excludes examples investors need to fully understand how Sempra assesses its lobbying through trade associations and manages misalignment risks.

3)	Sempra Energy compares poorly to peers in the climate alignment of its business and lobbying activities. Utility sector peers in California have voiced support for key legislation for cost-effectively achieving the state’s mid-century climate targets, while Sempra has worked to undermine such legislation. This puts Sempra significantly out of alignment versus peers in the utility sector and has damaged Sempra’s reputation. Additionally, other carbon-intensive companies are beginning to provide much more comprehensive, useful disclosures in response to investor requests for Paris-aligned lobbying reporting.

DISCUSSION

1)	Sempra Energy’s current direct lobbying activities increases risk to the global climate and investor portfolios.

Sempra’s direct lobbying activities undermine climate policy and create market conditions that favor the continued and growing use of natural gas as a fuel. Natural gas is a fossil fuel with significant greenhouse emissions associated with its entire supply chain, from upstream leaking of methane to downstream combustion in homes and buildings.13,14 Thus, the Company’s current lobbying activities increase risk to the global climate and increase the risk of resulting value-destruction to investor portfolios.

Some of the Company’s documented, controversial lobbying activities to undermine climate action are:

-	The creation and funding of the organization C4BES that advocates for continued use of natural gas over more economic and effective decarbonization strategies in California;[15]

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12 https://www.latimes.com/environment/story/2020-08-04/california-sued-by-nations-biggest-gas-utility-in-climate-change-dispute

13 https://www.nationalgeographic.com/science/article/super-potent-methane-in-atmosphere-oil-gas-drilling-ice-cores

14 https://www.npr.org/2021/02/22/967439914/as-cities-grapple-with-climate-change-gas-utilities-fight-to-stay-in-business

15 https://www.kqed.org/science/1945910/socalgas-admits-funding-front-group-in-fight-for-its-future

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2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

-	Working to convince local officials in over 100 jurisdictions to preemptively reject policy to support building electrification;[16]
-	Using employees to work on advocacy and lobbying efforts and mischaracterizing their activities as ‘education’ in order to avoid complying with state and local lobbying reporting requirements and laws regarding use of ratepayer funds;[17]
-	Lobbying against the 2019 Assembly Bill 3232, which set a goal of cutting carbon emissions from buildings 50% by 2030 and ensuring all buildings constructed after 2030 would be net-zero;[18]
-	Donating over $50,000 to the California Natural Gas Vehicle Coalition, $222,000 to pro-gas advocacy group C4BES, and $24,000 to a nonprofit associated with the California Restaurant Association, which sued the city of Berkeley for its building decarbonization legislation.[19]

Sempra’s anti-climate lobbying actions are drawing large levels of negative attention and scrutiny from public servants and civil society. The California PUC’s Public Advocates Office (PAO) is currently investigating SoCalGas’ lobbying and advocacy actions in support of natural gas and has recommended the CPUC issue a fine of $255 million among other penalties.20,21 U.S. Senator from California, Dianne Feinstein, and U.S. Congressperson Nanette Barragán wrote a letter in October 2020 to SoCalGas accusing it of attempting to “systematically undermine greenhouse gas reduction targets in California.”22,23 InfluenceMap, a corporate climate lobbying watchdog, concluded that, “[w]hile Sempra’s top-line positions appear positive on climate action, these do not appear consistent with its predominantly negative engagement with detailed climate policy related to the energy transition.”24

Continued misalignment of Sempra’s lobbying with state and federal climate policies increases both regulatory and reputational risk; which may ultimately impact the financial performance of equity and debt securities issued by the Company. The nature of the regulatory environment in which a utility operates, and the regulatory relationship that each utility has with the governing body, is an important component of value in the analysis of both equity and fixed income securities, impacting the pricing and performance of these securities. Given the scrutiny Sempra’s lobbying is already under, this risk may continue to grow.

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16 https://www.latimes.com/environment/story/2019-10-22/southern-california-gas-climate-change

17 https://www.publicadvocates.cpuc.ca.gov/general.aspx?id=4294

18 https://www.latimes.com/environment/story/2019-10-22/southern-california-gas-climate-change

19 ttps://www.latimes.com/environment/story/2020-08-04/california-sued-by-nations-biggest-gas-utility-in-climate-change-dispute

20 https://www.publicadvocates.cpuc.ca.gov/general.aspx?id=4294

21 https://earthjustice.org/sites/default/files/files/r1311005-public-advocates-office-opening-brief.pdf, p.1

22 https://www.publicadvocates.cpuc.ca.gov/uploadedFiles/Content/Press_Room/SoCalGas_Investigation_Documents/14BBBA0E17B0CC700915A918F7635BDA.2020.10.29-feinstein-barragan-letter-to-socalgas.pdf

23 https://www.utilitydive.com/news/california-federal-legislators-press-socalgas-on-reported-efforts-to-under/588174/

24 https://influencemap.org/company/Sempra-Energy/projectlink/Sempra-Energy-In-Climate-Change

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2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

2)	Sempra does not provide shareholders with sufficient analysis and disclosure as to whether or how its direct and indirect lobbying activities align with the Paris Agreement, and how it plans on mitigating misalignment risks.

Sempra does not discuss the high-profile, anti-climate, direct lobbying activities outlined in the previous section, which seek to promote natural gas and block building electrification, leaving investors in the dark about its assessment of, and processes regarding, critical lobbying activities.25 Sempra also provides no discussion of instances where its trade associations are lobbying to undermine cost-effective decarbonization strategies at state or federal levels, in opposition to the Paris Agreement’s goals. Instead, it provides limited, cherry-picked examples of climate support that do not enable investors to understand a complete picture.

Sempra’s disclosures lack meaningful analysis of how anti-climate lobbying risks are mitigated. Sempra only provides a high-level statement that it mitigates misalignment risk with trade associations through “1) education of the association staff and key members; 2) ongoing engagement with the association to try to move consensus positions; and 3) if needed, dissenting from association positions, including not providing formal company participation or endorsement.”26 This statement is presented without context or meaningful evaluation of its trade associations such as, for example, a discussion of the degree of perceived misalignment, if any, for each association; what if any actions and next steps it has proposed for specific associations; or whether it has set timelines or conditions for exiting specific associations, as other companies have done.27

Greater clarity on trade association alignment is key, as Sempra gives significant material support to associations that have been highlighted as anti-climate. In 2019, Sempra’s first ($994,470) and third ($400,000) largest payments to trade associations went to the American Gas Association (AGA) and United States Chamber of Commerce, respectively.28 AGA has been pushing against decarbonization efforts and building electrification, which has been hailed as “a lower-cost, lower-risk long-term [decarbonization] strategy compared to renewable natural gas.” 29,30,31 The Chamber of Commerce has been characterized by InfluenceMap as one of the most powerful trade associations working in opposition to climate progress, including previously advocating for the U.S. to exit from the Paris Climate Agreement.32 In Sempra’s CDP response, it states that its position on climate change is consistent with that of AGA and omits a discussion of the Chamber of Commerce.33 To omit and not fully clarify Sempra’s indirect lobbying climate alignment, or lack thereof, misinforms investors on the Company’s lobbying alignment with the Paris goals.

Indeed, the SEC agreed that existing disclosures provided by Sempra do not sufficiently address the core concerns raised in this shareholder proposal.34

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25 https://www.sempra.com/sites/default/files/content/files/node-media-document/2020/Sempra_Energy_CDP_Climate_Change_Questionnaire_2020.pdf, pp.135-138

26 https://www.sempra.com/investors/governance/political-engagements-contributions

27 https://www.shell.com/promos/sustainability/industry-association-update-april-2020/_jcr_content.stream/1586971582111/96afdef2ff0a78fc9f2106b9239655bd07beeca6/industry-associations-climate-review-update.pdf

28 https://www.sempra.com/sites/default/files/content/files/node-page/file-list/2020/sempra_dot_com_postings_2019_-_trade_orgs_2019.pdf

29 https://www.theguardian.com/environment/2020/aug/20/gas-industry-waging-war-against-climate-action

30 https://climateinvestigations.org/american-gas-association/

31 https://ww2.energy.ca.gov/2019publications/CEC-500-2019-055/CEC-500-2019-055-F.pdf, p.iii

32 https://influencemap.org/report/Trade-Groups-and-their-Carbon-Footprints-f48157cf8df3526078541070f067f6e6

33 https://www.sempra.com/sites/default/files/content/files/node-media-document/2020/Sempra_Energy_CDP_Climate_Change_Questionnaire_2020.pdf

34 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/shareholder-proposal-no-action-responses.htm

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2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

3)	Sempra Energy compares poorly to peers in the climate alignment of its business and lobbying activities.

The Company’s lobbying activities and narrative in defense of them also stands out in contrast to power and gas utility peers that have taken a clearer stand to align with the clean energy transition and in support of climate policy. For example, peer utilities in California are coming out in support of building electrification and electrification policy. Southern California Edison states on its website that all-electric homes are “integral to fighting climate change” and that such homes can reduce emissions by 60% by 2030 and 90% by 2050.35 PG&E of northern California expressed support for an update to California’s 2022 building code to promote all-electric construction, stating that it “welcomes the opportunity to avoid investments in new gas assets that might later prove underutilized as local governments and the state work together to realize long-term decarbonization objectives.”36 Sacramento Municipal Utility District states that California’s buildings represent about 25% of the state’s total GHG emissions and that building electrification is an important strategy to reduce GHGs.37 In addition, close to 70 large companies are expressing support for electrification policy, positioning Sempra at odds with large energy customers in California.38

Media coverage of utility stances on electrification and natural gas is increasing,39,40 so public scrutiny of Sempra’s problematic stance, and ensuing reputational damage, is likely to increase.

Additionally, other carbon-intensive impact companies are beginning to provide much more comprehensive, useful disclosures in response to investor requests for Paris-aligned lobbying reporting. For example, Total, BP, and Equinor have produced reports evaluating the positions their trade associations take on climate change.41

RESPONSE TO SEMPRA ENERGY BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Sempra Energy’s Opposition Statement argues that its existing lobbying disclosures provide all material information needed by investors “to understand and evaluate the extent and scope of its lobbying activities relating to sustainability and global warming.” The Company further argues that it has demonstrated ongoing commitment to “fighting global warming.” While Sempra does have some basic lobbying disclosures, it falls far short of the requested climate-related, comprehensive reporting sought by this proposal. Sempra does not list or explain its well-documented, major anti-climate direct lobbying efforts and scandals; it does not comprehensively list, discuss, or evaluate its indirect anti-climate lobbying through trade associations; and it does not provide a comprehensive strategy or steps to address its clear climate lobbying misalignment risk.

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35 https://www.edison.com/home/innovation/building-electrification.html

36 https://www.utilitydive.com/news/a-critical-milestone-pge-first-gas-electric-iou-to-publicly-support-cal/580598/

37 https://www.smud.org/en/Business-Solutions-and-Rebates/Business-Rebates/Multi-Family-go-electric-incentives/Benefits-of-electrification

38  https://efiling.energy.ca.gov/Lists/DocketLog.aspx?docketnumber=19-BSTD-03

39 https://www.npr.org/2021/02/22/967439914/as-cities-grapple-with-climate-change-gas-utilities-fight-to-stay-in-business

40 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/no-one-is-insulated-gas-utility-group-issues-warning-on-electrification-61239315

41 https://www.ceres.org/news-center/press-releases/major-us-investors-call-largest-corporate-emitters-disclose-how-their

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2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

Ultimately, Sempra’s claim that its current direct lobbying activities do align with the goals of the Paris Agreement, and as such, fulfill the request of the proposal, is alarmingly misleading and false. Sempra’s concerted ongoing efforts against climate policy and regulation considered cost-effective and necessary to reach net-zero emissions has drawn negative attention to the point that federal legislators have sent public letters condemning Sempra’s efforts to undermine California’s climate strategy.42 While Sempra points to its efforts to use hydrogen and renewable natural gas, the expected role such technologies might play in achieving net-zero emissions is uncertain given well-acknowledged limitations such as cost and supply.43 Mentioning these efforts does not address the request of the proposal for better transparency on alignment of lobbying activities with the Paris 1.5 degree goal.

Sempra lacks a long-term, enterprise-wide climate plan and is lagging far behind what would constitute alignment with the Paris Agreement or the climate goals of California, where much of its emissions-heavy business is conducted. In fact, contrary to peers’ downward emission trajectories, Sempra has disclosed that its business strategy is leading to growth in its emissions.44 The Company’s largest source of climate impact, namely emissions from customer use of burning natural gas, remains entirely unaddressed. Actions demonstrated and described by the Company do not exhibit a commitment to “fighting global warming.”

Climate change is a crucial material risk exposure for investors. It requires Sempra to fully inform investors about the Company’s climate lobbying strategy, both direct and indirect, and what its strategy is to ensure that related activities are truly in line with the Paris Agreement’s goals. Shareholders here ask that Sempra appropriately assess and disclose how its current direct and indirect lobbying aligns with the Paris Climate Agreement and describe its strategy for addressing misalignment, which has already caused reputational risk and public scandal for the Company. Current disclosures indicate that Sempra is falling far short of shareholders’ request.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking information on if, and how, Sempra’s direct and indirect lobbying activities align with the Paris Agreement and plans to mitigate risks from misalignment.

Sempra is documented publicly using direct and indirect lobbying that misaligns with its stated climate goals and with the goals of the Paris Agreement. This lobbying slows decarbonization efforts and locks in carbon emitting infrastructure for decades beyond the timeline necessary to achieve climate stabilization as outlined in the Paris Agreement’s goals. Will Sempra change its lobbying efforts to avoid acting as a barrier to effective climate policy, or continue to create risk, misalignment, and public scandals with its opposition? Investors seek answers and clarity.

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42 https://www.utilitydive.com/news/california-federal-legislators-press-socalgas-on-reported-efforts-to-under/588174/

43 https://ww2.energy.ca.gov/2019publications/CEC-500-2019-055/CEC-500-2019-055-F.pdf

44  https://www.sempra.com/sites/default/files/content/files/node-media-document/2019/2019-sempra-corporate-sustainability-report.pdf, p.36

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2021 Proxy Memo Sempra Energy | Shareholder Proposal on Climate Aligned Lobbying

Shareholders urge strong support for this proposal, which will bring increased transparency about the Company’s intentions to either help or hinder the global challenge of averting a climate catastrophe that could wreak havoc on investment portfolios and the global economy. We believe that every company in which we invest, as a matter of necessary risk oversight and effective corporate governance, must disclose climate-related risk exposures and align their lobbying and political spending activities with the net-zero transition.

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For questions, please contact Lila Holzman, As You Sow, lholzman@asyousow.org or Kimberly Stokes, Calvert Research and Management, kstokes@calvert.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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